UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

CORRECTION

MEETING

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES GENERAL ORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, July 23, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today announced the following:

Pursuant to a resolution adopted by the Audit Committee on July 21, 2010, and in accordance with Articles 181, 182 and others of the Mexican General Corporations Law and Article 35 of the Company’s by-laws, this Committee invites the Company’s shareholders to a General Ordinary Shareholders’ Meeting at 12:00 pm on September 1, 2010 at the Salón Andrómeda of the Hotel Nikko at Campos Elíseos No. 204, Col. Polanco Chapultepec in Mexico City, to discuss the following:

MEETING AGENDA
GENERAL ORDINARY SHAREHOLDERS’ MEETING

I.-         Proposals to confirm the composition of the Company’s Board of Directors.

Complementary information on the points proposed for this shareholders’ meeting can be found on the Company’s webpage at www.aeropuertosgap.com.mx.

Only those shareholders registered in the Share Registry as holders of one or more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close three (3) business days prior to the date of this meeting, that is, August 27, 2010.

In order to attend the meeting, at the latest one business day prior to the meeting, shareholders must deposit with the Company their stock certificates or shares or a receipt of deposit of shares issued by S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V. (“Indeval”) or by a local or foreign financial institution.  Brokerage firms and other depositors at Indeval should present the listing that contains the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue an admission card and/or the forms that shareholders may use to be represented at the Meeting under Article 49, Section III of the Mexican Securities Law.  In order to attend the meeting, shareholders must present either the admission card and/or the corresponding form.

For more information, visit: www.aeropuertosgap.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga Gargollo, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.commailto:maliaga@aeropuertosgap.com.mx

Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, in exchange for the voucher that will have been given to the shareholder or his/her representative.

Agents representing by proxy shareholders whose shares are traded on an exchange will only be able to have their identity verified by executing the applicable forms provided by the Company.  These forms will be available to shareholders, including any stock market intermediaries, during the time period specified in Article 173 (one hundred and seventy three) of the Mexican General Corporations Law.

Shareholders as well as their legal representatives will have immediate and free access at the offices of the Secretary of the Company’s Board of Directors to information and documents related to each item on the meeting agenda of the Shareholders’ Meetings, as well as the forms outlining the scope of the proxy powers for shareholder representatives.

GAP informs its shareholders that the Secretary of the Company’s Board of Directors is Mr. Sergio Enrique Flores Ochoa.  His office is located at Av. Mariano Otero # 1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530; Tel: (52) 33 3880 1100 ext. 227 or 202.  Additionally, his office in Mexico City is located at Juan Racine 112, 4th Floor, Col. Los Morales (Polanco), Delegacion Miguel Hidalgo, Mexico City, Mexico 11510; Tel: (52) 55 5580 1321, fax: 55 55 80 69 04; Email: sflores@aeropuertosgap.com.mx.

C.P.  José Manuel Rincón Gallardo Purón
President of the Audit Committee

Mexico City, July 22, 2010

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP.”

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 26, 2010